SUB-ITEM 77I
Terms of new or amended securities

Strategic Allocation: Aggressive
Strategic Allocation: Moderate
Strategic Allocation: Conservative

The B Class shares of each of the funds were converted to A Class shares, effective October 16, 2015. A Class shares have a front end sales charge (load). The conversion of B Class shares was not a taxable event and any CDSC charges were waived. The sales charge on A Class shares will not be waived for purchases of additional shares.